UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)

Carlyle Credit Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92535C104
(CUSIP Number(s))

August 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	92535C104

1	NAME OF REPORTING PERSON Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,202,280 shares
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,202,280 shares
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,202,280 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.9%
12	TYPE OF REPORTING PERSON
IA

CUSIP Nos.	92535C104

The information reported under this Schedule 13G is provided as of date of this filing.

Item 1(a).	Name of Issuer:

Carlyle Credit Income Fund

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Vanderbilt Avenue, Suite 3400

New York, New York 10017

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC (“EPCM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

EPCM: organized in the State of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number(s):

92535C104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

The percentages reflected in this statement are calculated based upon 15,195,472 Common Shares outstanding as of July 31, 2024 as disclosed by the Issuer in the prospectus supplement filed with the SEC pursuant to Rule 424(b)(2) on August 27, 2024.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

CUSIP Nos.	92535C104

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

EPCM acts as investment manager to certain accounts (collectively, the “Accounts”), which directly hold the Common Shares described in this report. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Common Shares directly held by the Accounts. As such, EPCM could be deemed to beneficially own the Common Shares directly held by the Accounts.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP Nos.	92535C104

Dated: September 3, 2024

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth P. Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer